EXHIBIT 21.1

Subsidiaries of Jones Soda Co.

•	Jones Soda Co. (USA) Inc.—A wholly-owned subsidiary, incorporated in the State of Washington

•	Jones Soda (Canada) Inc.—A wholly-owned subsidiary, incorporated in British Columbia

•	Whoopass USA Inc.—A wholly-owned subsidiary incorporated in the State of Washington

•	myJones.com Inc—A wholly-owned subsidiary incorporated in the State of Washington